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                                           October 2, 2006


Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

                               Ivanhoe Mines Ltd.
                               ------------------

Dear Ms. Dang:

         Further to our telephone message, the purpose of this letter is to confirm the receipt by Ivanhoe Mines Ltd. (the "Company") of the letter dated September 28, 2006 from Karl Hiller, Branch Chief (the "Comment Letter"), and the Company's intention to file its response. As we mentioned, the Company will schedule a meeting of its Audit Committee later this month. In light of the Company's corporate governance practices, it intends to provide the Company's Audit Committee with a report and the opportunity to discuss the Comment Letter and the Company's response prior to filing the response. Accordingly, and as orally approved by you, the Company intends to file its response to the Comment Letter following such meeting not later than October 31, 2006.


         If you have any questions or comments, please do not hesitate to contact me.

                                               Very truly yours,

                                               /s/ Andrew J. Foley
                                               --------------------------
                                               Andrew J. Foley

cc:   Tony Giardini (Ivanhoe Mines Ltd.)
      Beverly Bartlett (Ivanhoe Mines Ltd.)